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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ZI CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

988918108

(Cusip Number)

Marty Steinberg, Esq., as the Receiver for
Lancer Management Group II, LLC (general partner of
Lancer Partners, LP), Lancer Offshore, Inc.,
LSPV, LLC and Omnifund, Ltd. and as the person
in control of Lancer Partners, LP.
c/o David E. Wells, Esq.
Hunton & Williams, LLP,
1111 Brickell Avenue,
Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person:
	Marty Steinberg, as the Receiver of Lancer Management Group II, LLC (general partner of Lancer Partners, LP), Lancer Offshore, Inc., LSPV, LLC., and Omnifund, Ltd. and as the person in control of Lancer Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,409,864 shares of Common Stock*

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 19,409,864 shares of Common Stock*

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,409,864 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.1% of Common Stock*

14.	Type of Reporting Person (See Instructions): IN

*The Reporting Person (defined below) expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Schedule 13D. The Reporting Person is still in the process of exploring whether the Reporting Entities (defined below), any of the Lancer Entities (defined below) or any other brokers or nominees are holding additional shares of Common Stock (defined below), with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person or any of the Reporting Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

CUSIP No. 988918108	13D	Page 3 of 9 Pages

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on December 2, 2003 (the “Schedule 13D”) by Marty Steinberg, as the Receiver of Lancer Management Group II, LLC (“LMG”), a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”), Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”) and LSPV, LLC, a Delaware limited liability company (“LSPV-LLC”) and as the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) (LMG II, Lancer Offshore, Omnifund, LSPV-LLC and Lancer Partners are sometimes collectively referred to herein as the “Reporting Entities”) relates to shares of common stock, no par value (the “Common Stock”) of Zi Corporation, a corporation organized under the laws of Alberta, Canada (the “Issuer”). Marty Steinberg is also the court-appointed receiver of Lancer Management Group, LLC (“LMG”), LSPV, Inc., a British Virgin Islands international business company (“LSPV-INC”), G.H. Associates, LLC, a New York limited liability company (“G.H. Associates”) and Alpha Omega Group, Inc., a Delaware corporation (“Alpha Omega”). The Reporting Entities and LMG, LSPV-INC, G.H. Associates and Alpha Omega are sometimes collectively referred to herein as the “Lancer Entities”)

Item 1. Security and Issuer.

          The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 500-4th Ave. S.W., Suite 300, Calgary, AB T2P 2V6, Canada.

Item 2. Identity and Background.

          (a)-(c) and (f)

          The Reporting Person filing this Schedule 13D is:

          As of July 10, 2003, Marty Steinberg was appointed the Receiver of LMG, LMG II, Lancer Offshore, Omnfund, LSPV-LL, and LSPV-INC pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida (the “District Court”) in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH (the “District Court Order”). By virtue of his status as the Receiver of LMG II, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492 (the “Bankruptcy Court Order”). By further order of the District Court dated September 3, 2003, the receivership was expanded to include G.H. Associates and Alpha Omega. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

          As of the date of this report, the Reporting Person has confirmed that all of the securities to which this Schedule 13D relates are held for the pecuniary benefit of the Reporting Entities and that no securities of the Issuer are currently held for the pecuniary benefit of LMG, LSPV-

CUSIP No. 988918108	13D	Page 4 of 9 Pages

INC, G.H. Associates or Alpha Omega. The following is a description of each of the Reporting Entities:

          LMG II is a Connecticut limited partnership. The stated business purpose of LMG II was to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

          Lancer Offshore is an international business company a corporation organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

          LSPV-LLC is a Delaware limited liability company. The stated business purpose of LSPV-LLC was that of a special purpose company formed to liquidate the assets of redeeming investors of Lancer Partners by receiving a contribution of assets of Lancer Partners equal to the pro rata share of the redeeming investors in the assets of Lancer Partners. The current principal address of LSPV-LLC is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

          Omnifund is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Omnifund was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

          Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

          (d) and (e):

          Marty Steinberg has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 988918108	13D	Page 5 of 9 Pages

          The Lancer Entities are named as defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Preliminary Injunction, Order Appointing Receiver and Case Management Order, all entered by the District Court prohibiting certain activities subject to federal securities laws in the absence of separate court orders.

Item 3. Source and Amount of Funds or Other Consideration.

          See Item 4.

Item 4. Purpose of Transaction.

          Pursuant to various District Court orders, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Offshore, LSPV and Omnifund, including the securities to which this Schedule 13D relates. Pursuant to certain Bankruptcy Court Orders, the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Schedule 13D relates.

          The purpose of the appointment of the Reporting Person as Receiver and “person in control” was to administer and/or hold the assets of the Lancer Entities. In the course of the administration of the assets of the Lancer Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Lancer Entities over a five year period. The Reporting Person may from time to time seek to sell or transfer a limited amount of the Common Stock of the Issuer held by the Reporting Entities in the private or public markets based on its evaluation of the business prospects of the Issuer and upon other factors, including but not limited to, general economic and business conditions and stock market conditions.

          On July 15, 2004, the Reporting Entities entered into an agreement (the “Appointment Agreement”) with the Issuer whereby the Issuer (i) acknowledged that the Reporting Entities are not restricted from voting or causing to be voted any shares of the Common Stock of the Issuer held by them and agreed not to take any action or induce any third party to take any action to restrict any of the Reporting Entities from voting or causing to be voted any shares of Common Stock of the Issuer held by them; and (ii) provided the Reporting Entities with the collective right to nominate from time to time one person for election or appointment to the Board of Directors until such time as the aggregate holdings of the Reporting Entities cease to be at least 20% of the total issued and outstanding shares of Common Stock of the Issuer.

          Except as set forth above, the Reporting Person and the Reporting Entities do not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person or the Reporting Entities of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including

CUSIP No. 988918108	13D	Page 6 of 9 Pages

any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

          (a)      Upon information and belief, the aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 19,409,864 shares which, upon further information and belief, represents 45.1% of 43,042,924, the total number of shares of Common Stock issued and outstanding according to the most recent Form 20-F filed by the Issuer on May 18, 2004 plus 3,636,364 shares issued pursuant to the private placement completed by the Issuer on July 16, 2004. The aggregate number of shares of Common Stock of the Issuer to which this Schedule 13D relates is based upon a review of custodial statements for the period of June 1, 2004 through June 30, 2004 (the “Custodial Statements”) delivered to the Reporting Person by Banc of America Securities (“BA”), which serves as prime broker to the Lancer Entities, a review of stock certificates in the possession of the Receiver and a review of records received from Olympia Trust Company, the transfer agent of the Issuer. The BA Custodial Statements indicate that BA retains custody of 15,064,375 shares of Common Stock of the Issuer registered to Lancer Offshore, 2,688,288 shares of Common Stock held for the benefit of Lancer Partners, 718,000 shares of Common Stock registered to Omnifund, and 936,701 shares of Common Stock held for the benefit of LSPV. Additionally, the Receiver is in possession of one stock certificate evidencing 2,500 additional shares owned by Lancer Offshore.

          The Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Schedule 13D. The Reporting Person is still in the process of exploring whether the Reporting Entities, any of the Lancer Entities or any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person or any of the Reporting Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

          (b)      The Reporting Person is the sole person with voting and dispositive power with regard to the 19,409,864 shares of Common Stock of the Issuer described in this Schedule 13D.

CUSIP No. 988918108	13D	Page 7 of 9 Pages

          (c)      Other than the agreements described in Items 4 and 6 hereof, there have been no transactions effected by the Reporting Person or the Reporting Entities with respect to the class of securities to which this Schedule 13D relates during the past 60 days.

          (d)      Not applicable.

          (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On July 15, 2004, the Reporting Entities delivered an undertaking (the “Lock-Up Agreement”) in favor of Paradigm Capital Inc. (the “Placement Agent”) agreeing not to sell or otherwise transfer the 19,409,864 shares of Common Stock held by the Reporting Entities for a period of 150 days following the date of the closing of a Cdn$10,000,000 private placement by the Issuer without the consent of the Placement Agent, except under specified circumstances, including the disposition of 1% of the shares subject to the lock up per quarter. Also, on July 15, 2004, Michael Lobsinger personally and on behalf of his wholly owned affiliate, Quarry Bay Investments, Inc., both shareholders of the Issuer, executed a similar undertaking and an agreement (the “Side Letter Agreement”) acknowledging that the Reporting Entities are not restricted from voting or causing to be voted any shares of the Common Stock of the Issuer held by them and agreeing not to take any action or induce any third party to take any action to restrict any of the Reporting Entities from voting or causing to be voted any shares of Common Stock of the Issuer held by them.

          Except as set forth above and in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

          Except as set forth above and in Item 4 hereof, to the Reporting Person’s knowledge and belief, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether the Reporting Entities or any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

Item 7. Material to be Filed as Exhibits.

          (1)      Appointment Agreement dated July 15, 2004;

CUSIP No. 988918108	13D	Page 8 of 9 Pages

          (2)      Lock-Up Agreement dated July 15, 2004; and

          (3)      Side Letter Agreement dated July 15, 2004.

CUSIP No. 988918108	13D	Page 9 of 9 Pages

SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 22, 2004.	/s/ Marty Steinberg

Marty Steinberg, as Receiver of Lancer Management Group II, LLC, (general partner of Lancer Partners, LP), Lancer Offshore, Inc., LSPV, LLC and Omnifund, Ltd. and as the person in control of Lancer Partners, LP.

AGREEMENT

          This Agreement (this “Agreement”) is entered into as of this 15th day of July, 2004, among Zi Corporation, a corporation organized under the laws of Alberta, Canada (the “Company”) and Lancer Offshore, Inc., Lancer Partners, L.P., Omnifund Ltd. and LSPV, LLC (collectively, the “Lancer Entities”).

          WHEREAS, the Company is proposing a unit offering of up to Cdn. $10,000,000 (each unit consisting of one common share and one-half of one common share warrant) (the “Offering") and, in connection therewith, the agent under such Offering (the “Agent”) requires as a condition of the Offering that the Lancer Entities provide an undertaking (otherwise known as a lock-up agreement) (the “Undertaking”),to the Agent.

          In consideration of the Lancer Entities executing and delivering the Undertaking and in consideration of their respective covenants contained herein, the Company and the Lancer Entities hereby agree as follows:

1.	The Lancer Entities shall have the collective right at all times to nominate from time to time one (1) member of the Board of Directors of the Company (the “Board”) pursuant to this Agreement (a “Lancer Nominee”), and the Company shall cause the Board to take all necessary and desirable actions in order to cause the appointment or election from time to time of any such Lancer Nominee and to otherwise implement and/or effectuate the intent of this Section 1. Notwithstanding the foregoing, any Lancer Nominee designated pursuant to this Agreement shall be qualified to serve as a director in accordance with the Alberta Business Corporations Act (the “Act”), except that such Lancer Nominee need not be a resident Canadian. If the Toronto Stock Exchange, NASDAQ or any other securities regulatory authority having jurisdiction over the Company has reasonably concluded that a specific Lancer Nominee is not satisfactory to serve on the Board of Directors of the Company and has provided to the Company the specific factual basis therefor, neither the Company nor the Board will be obligated to take action to appoint or propose for election such Lancer Nominee as a director. In such event, the Company shall use commercially reasonable efforts to facilitate communications between the Lancer Entities and the Company, on the one hand, and the Toronto Stock Exchange, NASDAQ or such other disapproving securities regulatory authority, on the other hand, in order to seek a potential resolution of the matter. The Company shall at all times take all necessary and desirable actions in order to ensure that any Lancer Nominee be appointed or elected to the Board. It is contemplated that the Lancer Nominee will be initially appointed by the Board pursuant to section 106(4) of the Act and that, in connection with each annual or special meeting of shareholders at which directors are to be elected, the Lancer Nominee would be proposed by the Board, a committee of the Board or Company management, as the case may be, as one of the slate of directors to be elected at the meeting.

2.	In the event that a Lancer Nominee designated pursuant to this Agreement for any reason ceases to serve as a member of the Board during his or her term of office for any reason, the resulting vacancy on the Board shall be filled by another Lancer Nominee, designated by the Lancer Entities, forthwith after the date of such vacancy.

3.	The Company acknowledges that the Lancer Entities are not now restricted from voting or causing to be voted any shares of the Company beneficially held by any or all of them, and further agrees not to take any action or solicit or encourage any other party to take any action that would restrict any of the Lancer Entities from voting or causing to be voted any shares of the Company beneficially held by any or all of them, provided, however, that nothing herein shall prevent the Company from taking any action that, in the opinion of nationally recognized legal counsel to the Company, is reasonably necessary for the Company to comply (i) with the mandate of any regulatory body that has jurisdiction over the Company, or (ii) with any applicable derivative rights that are lawfully asserted by any of the Company’s shareholders relating to the Lancer’s Entities’ voting rights with respect to the Company (a “Proposed Required Action”). I Prior to taking any such Proposed Required Action from time to time in accordance with this Section 3, the Company shall (a) notify the Lancer Entities of the specific facts and circumstances underlying the Proposed Required Action and of its intention and proposed course of action at least three (3) business days prior to taking any such Proposed Required Action; and (b) from time to time immediately provide the Lancer Entities with copies of any and all written communications and correspondence between the Company and any third party (including regulatory bodies), as well as such other information (including legal opinions furnished in connection herewith) related to the taking of such Proposed Required Action.

4.	In the event that the Lancer Entities in the aggregate fail to maintain a beneficial ownership interest in the Company (as such term is defined for purposes of Sections 13(d) and 13(g) of the United States Securities Exchange Act of 1934, as amended) of at least twenty percent (20%) of the issued and outstanding shares of common stock of the Company, then the Lancer Entities’ right to designate or remove a Lancer Nominee designated pursuant to this Agreement shall thereupon terminate.

5.	This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the federal laws of Canada. Any disputes relating to or arising under this Agreement shall be considered proceedings ancillary to the Lancer Entities’ action styled Securities and Exchange Commission v. Lauer et al., Case No. 03-80612-CIV-ZLOCH (the “Lancer Entities Action”), currently pending before the United States District Court for the Southern District of Florida (the “District Court”). The District Court presiding over the Lancer Entities Action shall have original and exclusive jurisdiction over any such disputes. The parties hereby irrevocably submit in any suit, action or proceeding arising out of or relating to this Agreement to the exclusive jurisdiction of the District Court and waives any and all objections to such jurisdiction or venue that it may have under the laws of any state or country, including, without limitation, any argument that jurisdiction, situs and/or venue are inconvenient or otherwise improper. The parties further agree that process may be served upon it in any manner authorized under the laws of the United States or Florida, and waives any objections that it otherwise have to such process.

6.	The Lancer Entities and the Company shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to effectuate the provisions of this Agreement and the intention of the parties as expressed herein.

7.	Each party hereto agrees that it would be impossible or inadequate to measure and calculate the damages to the other parties hereto resulting from any breach of the terms and conditions contained in this Agreement. Accordingly, each party hereto agrees that if such party breaches any such terms or conditions, each other party hereto will have, in addition to any other right or remedy available, the right to obtain an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of such arrangement.

8.	The Company shall be entitled to rely upon the written instruction of the person or entity designated by the District Court as the receiver of the Lancer Entities (the “Receiver”) in connection with the rights and obligations of the Lancer Entities arising under this Agreement, it being understood that the Receiver shall not have any liability whatsoever, nor shall the Receiver be otherwise responsible for any losses of any person whatsoever, arising pursuant to or in connection with this Agreement. The Receiver has not, will not, and shall not be deemed to have made any representations, warranties, covenants, agreements or understandings whatsoever, in connection with this Agreement or otherwise.

9.	Subject to the requirements of applicable law, the Company and the Lancer Entities will consult with each other before issuing any press release or otherwise making any public statements with respect to the appointment or removal of any Lancer Nominee in accordance with this Agreement and the Company shall not issue any such press release or make any such public statement prior to giving the Lancer Entities the opportunity to review and comment on such press release or public statement. Subject to the requirements of applicable law, the parties agree that the initial press release or releases to be issued in connection with the appointment of a Lancer Nominee in accordance with this Agreement shall be mutually agreed upon prior to the issuance thereof.

10.	This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one agreement.

[Signature page follows]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first written above.

ZI CORPORATION

By:

Name:
Title:

LANCER OFFSHORE, INC.

By:		/s/ Marty Steinberg

Marty Steinberg, as Receiver

LSPV, LLC

By:		/s/ Marty Steinberg

Marty Steinberg, as Receiver

OMNIFUND, LTD.

By:		/s/ Marty Steinberg

Marty Steinberg, as Receiver

LANCER PARTNERS, L.P.

By:	Lancer Management Group II, LLC, its General Partner

	By:	/s/ Marty Steinberg

Marty Steinberg, as Receiver

DATE:	July 15, 2004

TO:	PARADIGM CAPITAL INC.

          The undersigned understands that Paradigm Capital Inc. (the “Agent”), proposes to enter into an agency agreement (the “Agency Agreement”) with Zi Corporation, a corporation organized and existing under the laws of Alberta, Canada (the “Corporation”), providing for the offering (the “Offering”) of up to 3,636,364 units of the Corporation at an issue price of CDN $2.75 per Unit (the “Issue Price”). Each unit is to be comprised of one common share (a “Common Share”) and one-half of a common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Corporation. Each Warrant will entitle the holder to acquire one additional Common Share of the Corporation for two years following the closing of the Offering.

          To the best of its knowledge, the undersigned are the beneficial holders of an aggregate of approximately 19.4 million common shares (the “Subject Shares”) of the issued and outstanding capital of the corporation.

          To facilitate the Offering, it is desirable that the Subject Shares be subject to certain restrictions for a limited period of time.

          To induce the Agent to continue its efforts in connection with the Offering, the undersigned agrees that it will not, without the prior written consent of the Agent (such consent not to be unreasonably withheld), offer, sell, contract to sell or grant any option to purchase, hypothecate, pledge, transfer, assign or otherwise dispose of, or publicly announce any intention to offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge, transfer, assign or otherwise dispose of, whether through the facilities of a stock exchange, by private placement or otherwise, the Subject Shares during the period commencing upon the date hereof and ending on the dale which is 150 days after the closing of the Offering, except for (i) the sale, transfer, assignment, pledge or other disposition of up to 1% of the Subject Shares per quarter, and (ii) the disposition of the Subject Shares upon the occurrence of a take-over bid made to all shareholders of the Corporation in respect of all of the issued and outstanding shares of the Corporation, the consideration for which take-over bid is to be not less than the Issue Price. in respect of which the prior written consent of the Agent shall not be required.

          The foregoing provisions shall only be applicable to the undersigned if Michael Lobsinger and his affiliates that are stockholders of the Corporation enter into substantially similar agreements (each, a “Lockup Agreement”).

          Any discretionary waiver or termination (a “Waiver”) of the restrictions of a Lockup Agreement (an “Applicable Lockup Agreement”) by the Corporation or the Agent shall automatically apply to the Subject Shares, on a pro rata basis, in an amount equal to the proportion that the number of shares of the Corporation subject to such Waiver bears to the total number of shares subject to the Applicable Lockup Agreement.

          The undersigned has entered into this agreement for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged. Any disputes relating to or arising under this agreement shall be considered proceedings ancillary to the action styled Securities and Exchange Commission v. Lauer et al., Case No. 03-806 12-CIV-ZLOCH (the “Action”), currently pending before the United States District Court for the Southern District of Florida (the “District Court”). The District Court presiding over the Action shall have original and exclusive jurisdiction over any such disputes. The parties hereby irrevocably submit in any suit, action or proceeding arising out of or relating to this agreement to the exclusive jurisdiction of the District Court and waive any and all objections to such jurisdiction or venue that it may have under the laws of any state or country, including, without limitation, any argument that jurisdiction, situs and/or venue are inconvenient or otherwise improper. The parties further agree that process may be served upon it in any manner authorized under the laws of the United States or Florida, and waives any objections that it otherwise have to such process.

          This agreement shall inure to the benefit of the addressees and their successors and assigns and shall be governed in accordance with the laws of the Province of Ontario and the federal laws of Canada.

          The term of this agreement shall expire in the event that the Offering is not completed on or before July 20,2004.

          This agreement may be executed by facsimile signatures which shall be effective as original signatures.

          DATED as of this 15th day of July, 2004.

Name of Corporate Shareholder:
LANCER OFFSHORE, INC.

Per:	/s/ Marty Steinberg

Marty Steinberg, Receiver of Lancer Offshore, Inc.

Number of Common Shares owned	15,066,875

Certificate Numbers:	Certificate #4492 for 150,000 shares; Certificate # 4486 for 2,500 shares; 14,914,375 shares uncertificated

Number and name of securities that are convertible into, or exercisable or exchangeable for, Common Shares:	0

Number of Common Shares issuable upon conversion, exercise or exchange of such securities:	0

Name of Corporate Shareholder:
LANCER PARTNERS, L.P.

Per:	/s/ Marty Steinberg

Marty Steinberg, Receiver of Lancer Management Group II, LLC, General Partner of Lancer Partners,

Number of Common Shares owned:	2,688,288

Certificate Numbers:	Certificate #4484 for 75,000; shares; 2,613,288 shares uncertificated

Number and name of securities that are convertible into, or exercisable or exchangeable for, Common Shares:	0

Number of Common Shares issuable upon conversion, exercise or exchange of such securities:	0

Name of Corporate Shareholder
OMNIFUND, LTD.

Per:	/s/ Marty Steinberg

Marty Steinberg, Receiver of Omnifund, Ltd.

Number of Common Shares owned:	718,000

Certificate Numbers:	None; 718,008 shares uncertificated

Number and name of securities that are convertible into, or exercisable or exchangeable for, Common Shares:	0

Number of Common Shares issuable upon conversion, exercise or exchange of such securities:	0

Name of Corporate Shareholder
LSPV, LLC

Per:	/s/ Marty Steinberg

Marty Steinberg, Receiver of Omnifund, Ltd.

Number of Common Shares owned:	936,701

Certificate Numbers:	None; 936,701 shares uncertificated

Number and name of securities that are convertible into, or exercisable or exchangeable for, Common Shares:	0

Number of Common Shares issuable upon conversion, exercise or exchange of such securities:	0

July 14, 2004

MARTY STEINBERG
Receiver of Lancer Offshore, Inc., Omnifund Ltd., LSPV, LLC, and Lancer Management Group II, LLC, the
general partner of Lancer Partners, LP

Dear Sirs:

I refer to the Agreement dated the 14th day of July, 2004 among Zi Corporation, and the Lancer Entities, that provides, among other things, an acknowledgement of Zi Corporation that the Lancer Entities are not now restricted from voting or causing to be voted any shares in Zi Corporation beneficially held by any or all of them.

Michael Lobsinger, on behalf of himself and his associated companies, including Quarry Bay Investments, Inc., herby acknowledges that the Lancer Entities are not now restricted from voting or causing to be voted any shares of the Company beneficially held by any or all of them, and futher agrees not to take any action or solicit or encourage any other party to take any action that would restrict any of the Lancer Entities from voting or causing to be voted any shares of Zi Corporation beneficially held by any or all of them, provided, however, that nothing herein shall prevent Michael Lobsinger from taking any action that, in the opinion of national recognized legal counsel to either Zi Corporation or Lobsinger, is reasonably necessary for Lobsinger to comply (i) with the mandate of any regulatory body that has jurisdiction over the Company, or (ii) with any applicable derivative rights that are lawfully asserted by any Zi Corporation shareholders relating to the Lancer Entities voting rights with respect to Zi Corporation.

DATED at the City of Calgary, in the Province of Alberta this 14th day of July, 2004.

Yours truly,

/s/ Michael Lobsinger		/s/ Cheryl Doll
MICHAEL LOBSINGER, individually		Witness

QUARRY BAY INVESTMENTS, INC.

By:	/s/ Michael Lobsinger	/s/ Cheryl Doll

Name: Michael Lobsinger		Witness
Title: